Exhibit 19.1
FIVE BELOW, INC.

INSIDER TRADING POLICY

This Insider Trading Policy (this “Policy”) has been adopted by the Board of Directors (the “Board”) of Five Below, Inc. (the “Company”).

I.BACKGROUND

The Board has adopted this Policy for our directors, officers, employees and consultants with respect to the trading of the Company’s securities, as well as the securities of certain other companies.

Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material, nonpublic information from disclosing this information to others who may trade. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent securities trading by company personnel in violation of applicable securities laws. Failure to comply with this Policy may also require the Company to impose sanctions on offending parties.

This Policy is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s and your reputation for integrity and ethical conduct. It is your obligation to understand and comply with this Policy. As the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you, it is in everyone’s best interest to closely adhere to this Policy. Should you have any questions regarding this Policy, please contact the Company’s General Counsel.

II.SCOPE OF POLICY

A.Persons Covered

As a director, officer, employee or consultant of the Company, this Policy applies to you. The same restrictions that apply to you apply to your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities). You are responsible for making sure that the purchase or sale of any security covered by this Policy by any such person complies with this Policy. One portion of this Policy—under the heading “Pre-clearance and Blackout Procedures”—only applies to “Covered Persons” as defined in that section.

In addition, the Company will not transact in its own securities, except in compliance with applicable securities laws.

B. Companies Covered

The prohibition on securities trading in this Policy applies to trading in the Company’s securities and the securities of another company while aware of material, nonpublic information regarding such other company that you become aware of as a result of business dealings between the Company and such other company. This Policy does not extend to trading in the securities of another company where such trading is based upon your general knowledge of an industry and its prospects and not specific nonpublic information about the other company obtained as described above.

C. Transactions Covered

Trading includes purchases and sales of stock, derivative securities such as put and call options and convertible debentures or preferred stock, and debt securities (debentures, bonds and notes).

D. Stock Option Exercises

This Policy’s trading restrictions generally do not apply to the exercise of a stock option for cash or a true cashless exercise of a stock option. The trading restrictions do apply, however, to any sale of the underlying stock or to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying stock to cover the costs of exercise.

III. STATEMENT OF POLICY

A. Trading on Inside Information

You may not trade in the securities of the Company, directly or through family members or other persons or entities, if you are aware of material, nonpublic information relating to the Company. Similarly, you may not trade in the securities of any other company if you are aware of material, nonpublic information about that company or have material nonpublic information that could affect the share price of that company that you obtained in the course of your employment or affiliation with the Company.

B. No Tipping

You may not pass material, nonpublic information on to others or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading. Because even a casual remark recommending a purchase or sale of the Company’s securities could be misconstrued as being based upon material, nonpublic information, you should exercise caution in making any such recommendation.

IV. PRE-CLEARANCE AND BLACKOUT PROCEDURES

To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, the Board has adopted the following pre-clearance policy, which applies to directors, officers subject to Section 16 of the Securities Exchange Act of 1934 and certain designated employees and consultants of the Company who are likely to have access to material, nonpublic information about the Company (each, a “Covered Person”). The names and/or positions of the Covered Persons subject to this pre-clearance policy are listed on the attached Schedule I. The Chairman, Chief Executive Officer, Board or General Counsel may from time to time designate other individuals or positions that are subject to this policy or determine that certain individuals or positions are no longer subject to this policy and will amend Schedule I from time to time as necessary to reflect any such changes.

A.Pre-clearance Procedures

Covered Persons are subject to certain pre-clearance procedures. You, together with your immediate family members and other members of their household, may not engage in any transaction involving the Company’s securities without first obtaining pre-clearance of the transaction from the

General Counsel. This includes stock plan transactions such as an option exercise, gifts, contribution to a trust or any other transfer. A request for pre-clearance should be submitted to the General Counsel at least two business days in advance of the proposed transaction. The General Counsel is under no obligation to approve a trade submitted for pre-clearance, and may determine not to permit the trade. Unless the General Counsel specifies otherwise, a pre-clearance for a trade or other activity involving Company securities will be valid for a period of five business days from the date on which the pre-clearance is given.

B. Blackout Procedures

Covered Persons are subject to the following blackout procedures:

1. Quarterly Blackout Periods. The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. Therefore, to avoid even the appearance of trading on the basis of material, nonpublic information, you may not trade in the Company’s securities during the period beginning 14 days before the end of the quarter and ending after the conclusion of the first full trading day following the release of the Company’s earnings for that quarter, specifically excepting the fourth fiscal quarter of each year, wherein the blackout period shall begin on December 21st and end after the conclusion of the first full trading day following the release of the Company’s earnings for that quarter. In the event the Company releases, during the fourth quarter of a fiscal year, interim guidance for the full fourth quarter and full fiscal year (which guidance includes earnings, revenue, and comparable sales), the General Counsel, with the approval of the Chief Executive Officer and Chief Financial Officer, may end the blackout period then in effect after the conclusion of the first full trading day following the release of such interim guidance for a period not to exceed 10 trading days.

2. Interim Earnings Guidance and Event-Specific Blackouts. The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trading will be blacked out while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

From time to time, an event may occur that is material to the Company and is known by only a few directors or executives. So long as the event remains material and nonpublic, the persons who are aware of the event, as well as other persons covered by the quarterly earnings blackout procedures, may not trade in the Company’s securities, as follows. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Company’s securities during an event-specific blackout, the General Counsel will inform the requesting person of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the General Counsel to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material, nonpublic information.
3. Hardship Exceptions. A Covered Person who is subject to a quarterly earnings blackout period and who has an unexpected and urgent need to sell Company stock in order to generate cash may, in appropriate circumstances, be permitted to sell Company stock even during the quarterly blackout period. Hardship exceptions may be granted only by the General Counsel and must be requested at least two days in advance of the proposed trade. A hardship exception may be granted only if the

General Counsel concludes that the Company’s earnings information for the applicable quarter does not constitute material, nonpublic information.

C. Regulation BTR

Pursuant to SEC rules, directors and executive officers are prohibited from trading in Company equity securities during any period of three or more consecutive days during which at least 50% of the participants or beneficiaries in an “individual account” plan of the Company are unable to purchase, sell, or otherwise acquire or transfer an interest in the equity of the Company held in such plan due to a temporary suspension by the Company or a fiduciary. At this time, the Company does not have any plans of this type.

D. Pre-Approval Requirements for Rule 10b5-1 Trading Plans

Trades in the Company’s securities that are executed pursuant to an approved Rule 10b5-1 Trading Plan (as defined herein) are not, after the applicable cooling-off period, subject to the prohibition on trading on the basis of material, nonpublic information contained in this Policy or to the restrictions set forth above relating to pre-clearance procedures and blackout periods. However, as stated in this Policy under the heading “Rule 10b5-1 Trading Plans” below, any adoption, modification, amendment or termination of a Rule 10b5-1 Trading Plan (as defined herein) must be approved in advance in writing by the General Counsel.

E. Post-Employment Transactions

If you are aware of material, nonpublic information when you terminate employment or services, you may not trade in the Company’s securities until that information has become public or is no longer material. In all other respects, the pre-clearance and blackout procedures set forth in this section of this Policy will cease to apply to your transactions in Company securities upon the expiration of any “blackout period” that is applicable to your transactions at the time of your termination of employment or services.

F. Compliance with Section 16 and Rule 144

Directors and executive officers are responsible for compliance with Section 16 of the Securities Exchange Act and Rule 144 of the Securities Act in connection with their transactions in the Company’s securities. The requirements of this Policy do not supersede the required compliance with your obligations under Section 16 or Rule 144.

1.Section 16. Directors and executive officers should be aware that most transactions in the Company stock are subject to the accelerated two business day reporting requirements under Section 16. The Company’s policy is to assist directors and officers in completing and filing their Section 16 reports. It is important that the General Counsel receive prompt notice of reportable transactions, so that the Company can assist in filing the required reports on a timely basis.

2. Rule 144. Directors and executive officers are required to file Form 144 before making open market sales of Company stock. This form is generally prepared and filed by your broker.

G. Company Assistance

Your compliance with the pre-clearance and blackout procedures that are a part of this Policy is of the utmost importance both for you and for the Company. If you have any questions about pre-

clearance and blackout procedures described above or any other portion of this Policy or their application to any proposed transaction, you may obtain additional guidance from the General Counsel.

H. Certification

All Covered Persons must certify their understanding of, and intent to comply with, this Policy, including the pre-clearance and blackout procedures portion thereof, in the manner required by the General Counsel from time to time (including, without limitation, via electronic acknowledgement).

V. DEFINITION OF MATERIAL NONPUBLIC INFORMATION

Inside information has two important elements – materiality and public availability.

A.Material Information

Information is material if a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the price of the security is material. Common examples of material information are:

1. Projections of future earnings or losses or other earnings guidance.

2. Earnings that are inconsistent with the consensus expectations of the investment community or the decision to suspend earnings guidance.

3. A pending or proposed merger, acquisition or tender offer or an acquisition or disposition of significant assets.

4. A pending or proposed joint venture.

5. Significant related party transactions.

6. A change in senior management.

7. Major events regarding the Company’s securities, including the declaration of a stock split, a change in dividend policy or the offering of additional securities.

8. Bank borrowings or other financing transactions out of the ordinary course.

9. A change in the Company’s pricing or cost structure.

10. Major marketing changes.

11. Actual or threatened major litigation, or the resolution of such litigation.

12. The gain or loss of a significant supplier or finance source.

13. The imposition of a ban on trading in Company securities or the securities of another company.

14. Significant cybersecurity incidents and risks.

Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.

B. Nonpublic Information

Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully. As a general rule, information is considered nonpublic until the conclusion of the second full trading day after the information is released. For example, if the Company makes an announcement on a Monday, the first time you can buy or sell Company securities is on Thursday (assuming you are not aware of other material, nonpublic information at that time).

VI. ADDITIONAL GUIDANCE

The Company considers it inappropriate for those employed by or associated with the Company to engage in short-term or speculative transactions in the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of the securities trading laws. Accordingly, your trading in Company securities is subject to the following:

A.Short Sales

You may not engage in short sales of the Company’s securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery).

B. Derivatives Of Company Securities

You may not engage in transactions in derivatives of the Company’s securities privately, on an exchange or in any other organized market. Derivatives include, without limitation, puts, calls and publicly traded options on the Company’s securities.

C. Standing Orders

Standing orders regarding the Company’s securities should be used only for a very brief period of time. A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of material, nonpublic information may result in unlawful securities trading. This prohibition does not apply to purchases and sales under a Rule 10b5-1 Trading Plan (as defined herein) that is approved by the General Counsel.

D. Pledging

You may not pledge Company securities to another person as collateral for indebtedness or for any other reason.

E. Hedging

You may not engage in any hedging transactions involving the Company’s securities privately, on an exchange or in any other organized market.

F. Margin Accounts

You may not purchase Company’s securities on margin. This means you are prohibited from borrowing from a brokerage firm, bank or other entity in order to purchase the Company’s securities. However, the “cashless” exercises of stock options as allowed under the Company’s equity compensation plans shall not be prohibited by this section.

VII. RULE 10b5-1 TRADING PLANS

A plan meeting the requirements of Rule 10b5-1 (a “Rule 10b5-1 Trading Plan”) is a written program for trading securities designed to gain the protections of the defenses against insider trading under Rule 10b5-1 of the Securities Exchange Act. A plan of this type establishes parameters for purchases and/or sales of the Company’s securities by a broker or other independent fiduciary, or places discretion in another person who has no material, nonpublic information. Once the plan agreement is executed, the person who creates the Rule 10b5-1 Trading Plan retains no discretion over purchases or sales of the Company’s securities under the plan. This includes the amount of the securities being traded, the trading prices and the timing of the trades. For example, a Rule 10b5-1 Trading Plan may simply instruct a broker to sell 1,000 shares on the first of every month, or it may involve a complex trading formula. A Rule 10b5-1 Trading Plan permits trading at any time, so long as the trading was authorized at a time when the person establishing the plan was not aware of any material, nonpublic information.

A. Pre-Approval

Anyone (i) adopting any new Rule 10b5-1 Trading Plan, or (ii) modifying, amending or terminating any existing Rule 10b5-1 Trading Plan must first obtain the written approval of the General Counsel. By approving such adoption, modification, amendment or termination, however, the Company does not incur any obligation to assure that the plan or other approved action complies with Rule 10b5-1 or assume any liability if it does not. Each director, officer, employee or consultant who adopts a Rule 10b5-1 Trading Plan should consult with his or her own legal counsel.

B. Mandatory Cooling-Off Periods

Directors and Executive Officers. New Rule 10b5-1 Trading Plans submitted by a director or executive officer, and amendments or modifications to an existing plan, must provide for transactions to occur no earlier than the later of the date that is (i) ninety (90) days after the effective date of the new plan, or amendment or modification to an existing plan, and (ii) two business days following the disclosure by the Company of its financial results in a Quarterly Report on Form 10-Q or Annual Report on Form 10-K covering the fiscal quarter in which the plan was adopted, amended or modified, provided that this mandatory cooling-off period shall not exceed one hundred twenty (120) days after adoption of the new plan, or amendment or modification to an existing plan.

All Other Persons. New Rule 10b5-1 Trading Plans adopted by any person subject to this Policy, other than directors and executive officers, and amendments or modifications to an existing plan by such persons, must provide for transactions to occur no earlier than thirty (30) days after the effective date of the new plan, or amendment or modification to an existing plan.

C. Good Faith Certification

All new Rule 10b5-1 Trading Plans, and any amendments or modifications of an existing plan, must be entered into in good faith by the applicable person, and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5, at a time when such person was not in possession of material nonpublic information about the Company. All directors and executive officers seeking to establish a new plan, or amend or modify an existing plan, will be required to provide a written representation to the Company certifying to that effect.

D. Discretionary Authority
All new plans, and any modifications or amendments to an existing plan, must give a third party the discretionary authority to execute purchases and sales under the plan, on behalf of but outside the control of the person subject to this Policy, provided the third party does not possess any material nonpublic information about the Company. Alternatively, the plan must explicitly specify the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.

E. Overlapping Plans
No person subject to this Policy may maintain more than one active plan at the same time, without the pre-approval of the General Counsel. Multiple overlapping plans may be approved by the General Counsel in limited circumstances as permitted under Rule 10b5-1. This restriction on multiple overlapping plans will not apply to a plan adopted solely and exclusively for the purpose of selling Company securities to satisfy a person’s tax obligations through a “sell-to-cover” method in connection with the vesting of equity awards (“Sell-to-Cover Plans”). Sales under Sell-to-Cover Plans must be strictly limited to the number of securities needed to cover such person’s tax obligations and the award holder may not be permitted to exercise control over the timing of such sales. This exemption does not apply to plans for sales incident to the exercise of option awards.

F. Single-Trade Plans

Only one “single-trade plan” may be utilized by a person subject to this Policy in any twelve-month period. A single-trade plan is a Rule 10b5-1 Trading Plan for the open market purchase or sale of the total amount of the securities subject to the plan as a single transaction. This restriction does not apply to Sell-to-Cover Plans.

VIII. UNAUTHORIZED DISCLOSURE

Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with securities laws. You should treat all information you learn about the Company or its business plans in connection with your employment as confidential and proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose the Company and you to significant risk of investigation and litigation.

A.Disclosures to Outsiders

The timing and nature of the Company’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company and its management. Also, individuals who talk directly to reporters without going through the proper channels risk providing incorrect information or revealing proprietary strategies. Accordingly, it is important that responses to inquiries about the Company by the press, investment analysts or others in the financial community be made on the Company’s behalf only through authorized individuals and pursuant to the Company’s Code of Business Conduct and Ethics. Unless responding to such inquiries is among your specifically authorized responsibilities, you should politely refer all media representatives to the General Counsel, who will evaluate the inquiry and create an appropriate response to the request.

B. Disclosure to Company Personnel
You should consider the consequences of disclosure of material, nonpublic information even in discussions with Company personnel. For example, these individuals could be prohibited from trading in the Company’s securities until the information is publicly disclosed or, as a result of your communication, they could inadvertently engage in a violation of the securities laws or this Policy. Accordingly, even within the Company, you should restrict dissemination of material, nonpublic information on a need to know basis.

IX. COMPANY ASSISTANCE

Your compliance with this Policy is of the utmost importance both for you and for the Company. If you have any questions about this Policy or its application to any proposed transaction, you may obtain additional guidance from the General Counsel. Do not try to resolve uncertainties on your own, as the rules relating to securities trading are often complex, not always intuitive and carry severe consequences.

X. CONSEQUENCES OF VIOLATION

Violation of this Policy may result in both civil and criminal penalties under applicable securities laws including imprisonment for up to 20 years, criminal fines of up to $5 million and civil penalties of up to three times the profits gained or losses avoided. You may also be subject to Company sanctions that could include termination of your employment or affiliation with the Company.

* * * * *

Date of Adoption and Amendments:

Adopted: May 23, 2012
Amended: June 20, 2017
Amended: November 27, 2018
Amended: April 24, 2019
Amended: November 26, 2019
Amended: June 15, 2021
Amended: June 14, 2022
Amended: June 13, 2023
Amended: June 12, 2025
Amended: January 23, 2026

Schedule I

Covered Persons

A. Directors and executive officers of the Company.

B. Names of additional Covered Persons subject to the pre-clearance policy are on file with the Company’s legal department.

FORM OF EVENT-SPECIFIC BLACKOUT LETTER

Date: _______________, ____

CONFIDENTIAL

Dear _______________:

Until further notice, you may not trade in any securities of the Company, as described under “Scope of Policy–Transactions Covered” in the Company’s Insider Trading Policy previously delivered to you. You also may not inform anyone else of these restrictions on trading.

These restrictions on trading do not apply to the exercise for cash of stock options granted to you by the Company. However, sale of stock received from an option exercise, including in a broker-assisted cashless exercise, is subject to the restrictions. The restrictions also do not apply to trading under an approved and previously established Rule 10b5-1 plan.

Very truly yours,

__________________________________
Kristen D. Han
VP & Deputy General Counsel, Five Below, Inc.